Filed by Callaway Golf Company

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Callaway Golf Company

(Subject Company Commission File No.: 001-10962)

This filing relates to the proposed merger involving Callaway Golf Company, a Delaware corporation (“Callaway”), 51 Steps, Inc., a Delaware corporation (“Merger Sub”) and Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 27, 2020, by and among Callaway, Merger Sub and Topgolf.

The following communication is an article published on golfchannel.com containing an interview with Oliver (Chip) Brewer III, President and Chief Executive Officer of Callaway, and Dolf Berle, Chief Executive Officer of Topgolf, on October 29, 2020.

Q&A as Callaway president Brewer and Topgolf CEO Berle talk merger

Golf Channel

29 October 2020

By Rex Hoggard

https://www.golfchannel.com/news/qa-callaway-president-brewer-and-topgolf-ceo-berle-talk-merger

In the pandemic world of Zoom meetings, it’s often difficult to discern body language and facial cues because of bad internet connections or evolving technology. That wasn’t the case with Chip Brewer.

From the outset of a Q&A with the Callaway Golf president and chief executive, there was no mistaking his excitement. “My job is to not screw it up and be supportive,” he said with a smile when asked about Callaway’s recent merger with Topgolf.

In a wide-ranging interview with GolfChannel.com, Brewer was joined by Topgolf CEO Dolf Berle to talk about one of the golf industry’s most significant mergers in recent years.

It’s such odd times that we’re living in, was this merger on your radar to start the year? If not, when did this become a priority?

Brewer: The conversation kind of stated in [the second quarter of 2020] and heated up in Q3. We’re pleased that both companies realized this was the right move.

This is something we considered for a long time. We’ve had a position with Topgolf since 2006. This is such a powerful combination and creates such a strong entity in the sport of golf. It’s also good for the game of golf. It will benefit the consumer and benefit the sport. Topgolf is the best thing that’s happened in golf since Tiger Woods.

My job is to not screw it up and be supportive of [Dolf Berle] and his team. They have an engine down there and the consumer loves Topgolf. They don’t like it, they love it.

Berle: We were growing remarkably well and were headed for an IPO to continue that rapid growth rate in all parts of our business. Because COVID showed up, we closed all our venues in the middle of March and didn’t go ahead with the IPO. This is a remarkable landing spot. We would say mission accomplished and happy landing.

How will the resources that this merger creates enable Topgolf to grow?

Berle: We believe that after a careful study of all the trade areas in the U.S., there is the potential for 200 venues in the U.S. [Topgolf currently has 63 locations around the globe]. That’s a combination of small, medium and large venues. Internationally, we have a franchise approach and we have successfully opened venues in Australia and Mexico. Dubai is opening in Q1 next year.

How do plan to leverage Topgolf’s popularity into club and golf ball sales?

Brewer: It’s going to be a competitive advantage for Callaway to be able to access all of these golfers. We have this large audience with them in the fold and we’re going to do what’s in the best interest for Topgolf. People will have interest in some of the latest and greatest products from Callaway. In the Las Vegas facility we have a fitting center and we’ll explore those types of opportunities as well.

More than 51 percent of Topgolf customers identify as non-golfers. How do you transition these potential players into more traditional, 18-hole golfers?

Berle: A non-golfer means they golf one or less times a year and you see that on the tee lines. There are people in high tops and constructions boots and everything else. We’re providing easy access to the sport and a first-time experience that is social and fun. We find that people learn to love the game and become proficient enough to move to a green-grass facility.

Brewer: The beauty of this is, it’s going to happen organically. I appreciate all the grow-the-game initiatives and perhaps they were impactful, but you couldn’t see it in the numbers. Topgolf is clearly going to be the biggest growth initiative we’ve seen and you can see it in the numbers.

Seventy-five percent of these non-golfers say they have a high or very high interest in playing what we call traditional golf. Of the non-golfers half of those visitors said they planned to play on a golf course in 2021. That’s very specific.

Can you explain the importance of Topgolf range as part of this transaction?

Brewer: It’s really a hidden gem because it’s so small. To most people, it’s not a known entity yet as Topgolf has reached a critical scale. With the success that it drives at these ranges, where revenues are going up 25 to 60 percent, it makes it a better experience for the consumer.

If you go to the range and you have it on your mobile app we would have access to data that allows us to see how you’re hitting it and we can target market you with either swing tips or products that will benefit you. It’s really exciting the different things we can leverage.

What are your thoughts on how players like Bryson DeChambeau and Phil Mickelson are pushing the boundaries at the top level and do you envision some of this working its way down to the recreational game?

Brewer: It’s clearly fun, we’re all going to try it. In my group on Saturday a guy had a 46.5-inch driver shaft delivered to him. That’s one of the fun things about golf. That’s one of the things we’re going to be able to leverage here. That’s what we love about this game.

How do you envision the momentum that golf gained in 2020 because of the pandemic carrying into next year?

Brewer: There’s obviously a great deal of uncertainty in the world. Having said that, the momentum that golf has I don’t see anything changing in the near future.

In the near term, we are benefactors of these unusual times and I don’t see why that would change. In the long term our embedded growth rate as an industry is a little higher. We’re not going to sustain that growth, but those trends are not abating.

Berle: We’re excited because the addressable audience is vast and global and the merger with Callaway allows us to be even more confident that we will be able to have sustainable growth.

Additional Information and Where You Can Find It

Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction.

The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.